FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of September 2009
Commission File Number: 000-51116
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Ring, Chaoyang District
Beijing 100027, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N.A.

Hurray! Announces Board Changes

BEIJING, September 7, 2009 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY — News), a leader in artist development, music production and wireless music distribution and other wireless value-added services in China, today announced the resignation from the Board, effective September 1, 2009, of Mr. Alan Russell Powrie and Mr. Suberna Shringla. Concurrently, the Company is pleased to announce the appointment of Mr. Bruno Wu and Ms. Tongyu Zhou to the Hurray! Board of Directors, with immediate effect.

Mr. Bruno Wu has served as a director of Shanda Interactive Entertainment Limited since October 2006. Mr. Wu is the Co-Founder and Chairman of The Sun Media Investment Holding Group of Companies, one of China’s largest privately held media groups with investment interests in 20 media-related companies and a portfolio of over 60 media brands and products. Mr. Wu served as Co-Chairman of SINA Corporation from 2001 to 2002 and as the Chief Operating Officer of ATV, one of the two free-to-air networks in Hong Kong, from June 1998 until February 1999. Mr. Wu received his Diploma of Studies in French civilization from the University of Savoie, France, in 1987. He graduated with a Bachelor of Science in Business Administration-Finance from Culver-Stockton College in Missouri in December 1990. He received his Master of Arts in International Affairs degree from Washington University, Missouri in 1993 and a Ph.D. in the International Politics Department of College of Law, Fudan University, Shanghai, China, in 2001.

Ms. Tongyu Zhou is the Founder and Chairman of Shanghai Weida Hi-Tech Group Co., Ltd., a leading and comprehensive enterprise engage in IT product distribution, real estate development, infrastructure construction, fast moving consumer goods sales and marketing in China since 1994. Ms. Zhou is a member of the national committee of CPPCC and Chinese National Youth Union, vice president of the Chinese Young Entrepreneurs’ Association and Shanghai Chamber of Commerce. Ms. Zhou received a Ph.D. in economics from Fudan University in 2008 and an MBA from China Europe International Business School in 2002.

About Hurray! Holding Co., Ltd.
Hurray! is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, Secular Bird and Seed Music. The Company, through Fly Songs, also organizes concerts and other music events in China.

Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.

The Company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services

Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes”, “future” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; the ability of Hurray! to avoid disruptions to its business caused by changes in the board; the ability of Hurray! to recruit and retain suitable board members; changes in technology and consumer demand in this market; the risk that Hurray! may not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended, and annual reports on Form 20-F. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

For more information, please contact:
Christina Low
Investor Relations Officer
Tel: 8610-84555532
IR@hurray.com.cn

Source: Hurray! Holding Co., Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.
By:	/s/ Songzuo Xiang
	Name:	Songzuo Xiang
	Title:	Chief Executive Officer

Date: September 7, 2009